CURVATURE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	1,043,672
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in receivable from clearing broker		120,957
Change in securities owned		515
Change in prepaid expenses		(40,228)
Change in deposits		(2,579)
Change in accounts payable		8,060
Change in payable to clearing broker		3,227
Change in due to affilate		59,485
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,193,109
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		24,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		24,000,000
NET INCREASE IN CASH		25,193,109
CASH AND CASH EQUIVALENTS:		
Beginning of period		302,397
End of period	$	25,495,506

See accompanying notes